PERPETUAL ENERGY INC. PROVIDES OPERATIONAL UPDATE

POSITIVE RESULTS CONTINUE FROM COMMODITY DIVERSIFICATION STRATEGY

Calgary, AB – August 29, 2011 – (TSX:PMT) – Perpetual Energy Inc. (“Perpetual” or the “Company”) is pleased to announce the following operational update on its liquids-focused capital program.

Mannville Heavy Oil

Perpetual followed up a successful first quarter 2011 horizontal well in the Sparky formation at Mannville in eastern Alberta, which had an initial production rate of 125 bbl/d and averaged 109 bbl/d for the second quarter of 2011, with a nine well development program in June 2011. Although somewhat delayed by wet lease conditions, production start-up operations for the nine well program have been ongoing through August. Initial oil production rates from the Sparky horizontal development wells are currently ranging from 50 to 200 bbl/d, and stabilizing at an average of close to 100 bbl/d of oil per well. Costs to drill, complete, equip and tie-in the wells averaged $0.95 million per well for the program, resulting in very attractive project economics for primary development of this Mannville Sparky heavy oil pool.

In addition to the Sparky development program, since the end of the second quarter an additional three vertical exploratory wells and one horizontal development well have been drilled in eastern Alberta for heavy oil prospects. Production start-up operations on these three wells are currently underway. Drilling will be ongoing through the remainder of 2011 as capital is focused on growing heavy oil production and reserves and identifying new pools for future development. Current plans consist of drilling an additional 15 vertical and seven horizontal wells, including both development wells for production as well as low risk exploration wells to evaluate flow characteristics for several pools identified in existing well control. The Company has over 123,000 net acres of mineral rights in this area.

Perpetual’s heavy oil production in eastern Alberta has grown by over 400 percent in 2011 from approximately 200 bbl/d at year end 2010 to a current heavy oil production rate in excess of 1,000 bbl/d (August month to date average 700 bbl/d). The Company is projecting continued growth in this region to an exit rate of 1,200 bbl/d average production for December 2011 from eastern Alberta heavy oil.

Warwick Gas Storage

Perpetual established working gas capacity at 17 Bcf for the second commercial cycle at its Warwick gas storage facility (“WGSI”) which commenced April 1, 2011. This was more than double the initial test cycle of 7.8 Bcf of working gas marketed for April 2010 to March 2011. Drilling operations are currently underway on one additional horizontal development well, targeting to increase the withdrawal and injection capability of the reservoir and thereby further enhance the working gas capacity at the WGSI facility towards the targeted 22 to 25 Bcf. Well testing and reservoir simulation work incorporating the new well is expected to be complete in early October.

Edson Wilrich Liquids-Rich Gas

Results for the Wilrich play in the Edson area have continued to be positive and Perpetual now has a total of seven gross (6.5 net) wells on production through its expanded 16-10 compressor station at Edson. Capital spending for the remainder of the year is being directed to both development as well as exploratory land-earning activities.

The first of two gross (2.0 net) development wells that will be drilled from a common pad in north Edson has reached total depth and the second well will spud shortly. Completion activities will commence for both wells immediately following drilling operations to re-establish production at the 16-10 compressor station at its maximum throughput of 30 MMcf/d for the remainder of the year. Perpetual has identified in inventory an additional 50 gross (~40 net) locations of a similar caliber to the original seven wells for future development at Edson.

Through crown land purchases and other activities, Perpetual has nearly doubled its land position in the greater Edson area to 37,240 net acres. Following the current two well pad development, the Company plans to drill one gross (0.8 net) additional horizontal development well; one gross (0.5 net) horizontal exploration well and one gross (1.0 net) additional vertical exploratory horizontal well to extend the Wilrich play along trend and earn additional acreage. In addition, the greater Edson lands are also prospective for multiple other zones including the Viking, Bluesky, Notikewin, Lower Mannville, Fernie Sand and Rock Creek.

Elmworth Montney

Perpetual and its partner have now tied in one of their three Montney horizontal wells at Elmworth. The extended in-line production test commenced on August 19, 2011 to evaluate the flow characteristics and liquids composition of the Montney formation. The well is currently stabilizing at a raw gross rate of 6.0 MMcf/d. It is expected that the gas stream will yield 40 to 50 bbl per MMcf of recoverable hydrocarbon liquids for a total production rate of 7.5 to 8.0 MMcfe/d on a 6:1 conversion basis (3.75 to 4.0 MMcfe/d net to Perpetual).

Perpetual holds more than 85 gross sections of prospective Montney rights in the Elmworth area, with a net 50 percent working interest in the majority of the joint venture lands. Pending the results of the extended production test, an area development plan will be established. Along with its 50/50 joint venture partner Tourmaline Oil Corp., the Company plans to develop the resource in a series of 50 MMcf/d pods or phases. Perpetual has sufficient land and drilling inventory to support four comparable-sized development pods. With Perpetual’s assigned reserves of 32 Bcfe, contingent resource of 145 Bcfe, and significant additional exploratory land base in the Elmworth area, the potential size and scope of this play is expected to be very impactful to Perpetual in the future.

West Central Other - Karr

Perpetual drilled a vertical well in the Karr area to evaluate liquids-rich gas from multiple horizons, including the Montney formation, across the Company's acreage. The Montney turbidite reservoir, now confirmed on logs to be present across Perpetual’s acreage, is expected to be an attractive future development opportunity with eight Montney horizontal follow-up locations now delineated. Completion operations are ongoing in the vertical well to establish commingled commercial flow rates from uphole zones including the Charlie Lake, which flow tested at 1.1 MMcf/d and 20 bbls per MMcf of natural gas liquids (“NGL”). Completion operations for the uphole Bluesky and Fahler zones are currently ongoing.

In addition, a horizontal Dunvegan development well targeting liquids-rich gas was also drilled from the same surface location during the second quarter of 2011. After completion and multi-stage fracture stimulation in early August, the well stabilized on flow test at 4.0 MMcf/d. NGL co-production of 40 bbls per MMcf is expected once tie-in operations are complete and production is established late in the third quarter of 2011. The Company has identified three additional Dunvegan horizontal follow-up locations on its 100 % interest lands at Karr.

Carrot Creek Cardium Play

In the second quarter of 2011, Perpetual made the strategic decision to focus the remainder of its 2011 capital investment to advance the development of its Deep Basin liquids-rich gas properties, and primarily the Wilrich play at Edson, and also toward the economically attractive inventory of heavy oil prospects in eastern Alberta. Alongside these priorities, the decision was made to monetize a portion of the Corporation’s Cardium lands in the west Pembina area and seek a joint venture partner to advance the Cardium oil development on the retained lands in the area.

To this end, in May 2011 Perpetual sold Cardium rights in 12 net sections of land in the Carrot Creek area for $14 million. Further to this, Perpetual has now entered into a joint venture in the Carrot Creek area whereby capital activities will be funded by a joint venture partner for a minimum of two new drills to earn an average 55% of Perpetual’s interest in two sections of land, with a rolling option to earn an additional 6.4 net sections at similar terms. The first of two committed earning wells was drilled in August with completion operations scheduled to follow immediately. The second earning well is expected to proceed prior to the end of the third quarter.

Outlook

The Company is successfully executing on its strategy to increase the percentage of oil and NGL in its production mix. Giving effect to the capital activities described above, as well as previously announced dispositions, the Corporation expects to exit 2011 with approximately 150 MMcfe/d of production, including over 2,900 bbl/d of oil and NGL (12 percent of total production), thereby strengthening future funds flow.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding estimated production and timing thereof, prospective drilling, completions and development plans and timing thereof, expected quality of potential production locations, expected gas storage working gas capacities, timing of gas storage testing and reservoir simulation work, prospective size, scope and impact of the Montney development at Elmworth, potential of heavy oil properties, future capital spending and allocation thereof, anticipated quality of well in inventory, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual Energy Inc.’s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Perpetual Energy Inc.’s MD&A for the year ended December 31, 2010.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer
Claire Gall Investor Relations